Exhibit 19

Insider Trading Policy

INTRODUCTION

This Core Molding Technologies, Inc. Insider Trading Policy (“Policy”) applies to all trading or other transactions in Core Molding Technologies, Inc.’s (“CMT”) securities, including common stock and any other securities that CMT may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of CMT’s securities, whether or not issued by CMT. The restrictions contained in this Policy also apply to family members, other members of a person’s household and entities controlled by a person covered by this policy. References to “you” or “your” refer to each director, officer or employee of CMT, their family members, other members of a person’s household and entities controlled by a person covered by this Policy. It is the individual responsibility of each director, officer or employee who receives this memorandum to comply with this Policy and each director, officer and employee of CMT is expected to be responsible for the compliance of their immediate family and personal household. CMT takes seriously its goal of upholding very high standards of ethics and conduct and thus wishes to avoid even the appearance of improper conduct on the part of anyone employed by or associated with CMT. Accordingly, this memorandum should be read in conjunction with the CMT Code of Conduct and Ethics, which sets forth CMT’s general policy regarding professional responsibility and ethical behavior for directors, officers and employees.
This Policy is intended to make you aware generally of your responsibilities under the federal securities laws relating to insider trading and of the policies of CMT so that you will know when these laws and policies may be applicable. The Securities and Exchange Commission (the "SEC"), which oversees and enforces the federal securities laws, and the United States Department of Justice, continue to vigorously pursue violations of federal securities laws in connection with the purchase or sale of securities. These securities laws are continually reviewed and amended to prevent people from taking unfair advantage of their position and to increase the punishment for those individuals who do.

INSIDER TRADING
Insider Trading Concepts
As you may know, there are federal laws usually referred to as "insider trading" laws, which make it illegal to buy or sell securities of a company when you have material information about that company which has not been made available to the general public at the time of any such purchase or sale. As directors, officers and employees of CMT, you may, at one time or another, become aware of material non-public information about CMT. Because you have this information, you would be considered an "insider" and subject to the laws designed to prevent insider trading. The definition of "insider" is transaction specific; that is, an individual is an insider with respect to each material nonpublic item of which he or she is aware. Insiders can also include those persons who have a special relationship with CMT, e.g. its auditors, consultants or attorneys.
Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material (e.g., significant new products or discoveries; the gain or loss of a substantial customer or supplier; projections of future earnings or losses; an impending acquisition or sale). There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. If you are unsure whether information is material, you should contact the office of the Chairman of the Board, President or Chief Financial Officer of CMT before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.
Information is considered "non-public" if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors such as through a public disclosure document or press release. In addition, even after a public announcement of material information, a reasonable period of time must elapse in order for the market to react to the information (usually two full trading days).

Material non-public information need not be about CMT; it can be information about a customer or supplier if the information is material and confidential and is obtained in the course of your duties with CMT.
Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exceptions. Even the appearance of an improper transaction must be avoided.
Furthermore, directors, officers and employees must not (i) pass the confidential information on to others or (ii) advise others to buy or sell, even though not actually passing on the confidential information (i.e. “tip”). A director, officer or employee may be subject to the penalties described below, whether or not such individual derives any benefit from another’s actions.
Sanctions for Insider Trading
The criminal and civil sanctions for insider trading violations are substantial. Individuals who trade on inside information or who provide, or otherwise tip, information to others are subject to:
(i)a civil penalty of up to the greater of $2,559,636 and three times the profit gained or loss avoided;
(ii)a criminal fine (no matter how small the profit) of up to $5 million;
(iii)a jail term of up to twenty years; and
(iv)civil penalties including enforcement action by the SEC and the potential for being barred for life from working in the securities industry or in certain positions at public companies.
A company that fails to take appropriate steps to prevent illegal trading in its securities is also subject to civil and criminal penalties. In addition, CMT may impose discipline, up to and including termination, for failing to comply with CMT’s policies.
Insider Trading Policy
Based upon the foregoing, the following procedures have been adopted by our Board of Directors:
1.No CMT director, officer or employee, or any of their immediate family members, shall at any time trade in any CMT securities while in possession of material non- public information.
2.No CMT director, officer or employee, or any of their immediate family members, in possession of material non-public information about CMT or any CMT customer, supplier or other third party may communicate that information to any other person, including family and friends.
3.No CMT director, officer or employee shall at any time trade in securities of any CMT customer, supplier or other company, while in possession of material non- public information about such customer, supplier or company if such information was obtained in the course of his or her involvement with CMT.
4.No CMT director, officer or employee shall (a) pledge CMT securities as collateral for a loan or other obligation, or (b) purchase, sell or trade in options (including puts or calls) to purchase or sell CMT securities, purchase CMT securities on margin, engage in "short sales", hold CMT securities in an account that is subject to a margin-call or otherwise deal in derivative securities, which are based upon CMT securities.
5.All CMT directors, officers, and those employees identified as "insiders" shall submit to the Chairman of the Board, President or Chief Financial Officer or their designee a notification of their intent to buy or sell CMT securities. This notification shall be submitted prior to the trade and shall be made in the form attached to this memorandum. The declaration will be relied upon by CMT as accurate in all respects. Untruthful statements, of course, will be grounds for disciplinary action. All trades must be approved by at least two of the following officers of CMT: Chairman of the Board, President and Chief Financial Officer. Generally, consent for the trade will be given only during the "window period" following the announcement of quarterly earnings. The "window period" is the period beginning the third business day after such an announcement and ending on the close of business on the last calendar day of the quarter.

6.No CMT director, officer or employee shall at any time purchase or otherwise transfer CMT securities during a pension fund blackout period. A pension fund blackout period exists whenever 50% or more of the plan participants are unable to conduct transactions in their accounts for more than three consecutive days. These blackout periods typically occur when there is a change in the retirement plan’s trustee, record keeper or investment manager. You will be contacted if any such restricted trading period is instituted.
7.The restrictions set forth in this Policy shall not apply to transactions under a pre- existing written plan, contract, instruction or arrangement under Rule 10b5-1 of the Securities Exchange Act of 1934 (a "10b5-1 Plan"), provided that:
(a)such 10b5-1 Plan has been pre-approved by at least two of the following officers of CMT: the Chairman of the Board, President and Chief Financial Officer;
(b)such 10b5-1 Plan was entered into in good faith and such 10b5-1 Plan includes representations by such person certifying to that effect;
(c)such 10b5-1 Plan was entered into at a time when such person subject to the 10b5-1 Plan was not in possession of material non-public information about CMT;
(d)such 10b5-1 Plan gives a third party the discretionary authority to execute such purchases and sales, outside the control of such person, so long as such third party does not possess any material nonpublic information about CMT; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions;
(e)such 10b5-1 Plan is the only outstanding approved 10b5-1 pre-arranged trading program entered into by such person; and
(f)such 10b5-1 Plan provides that no trades may occur thereunder until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B), and no trades occur until after that time. The appropriate cooling-off period will vary based on the status of such person. For directors and officers, the cooling-off period ends on the later of (x) ninety days after adoption or certain modifications of the 10b5-1 Plan; or
(g)two business days following disclosure of the Company's financial results in a Form 10-Q or Form 10-K for the quarter in which the 10b5-1 Plan was adopted. For all other persons, the cooling-off period ends 30 days after the adoption or modification of the 10b5-1 Plan. This required cooling-off period will apply to the entry into a new 10b5-1 Plan and any revision or modification of a 10b5-1 Plan.
Any proposed material amendment, modification or revision to a previously approved 10b5-1 Plan, including any amendment, modification or revision that includes a right to voluntarily terminate such 10b5-1 Plan, must be preapproved by CMT in the manner described in 7(i) above. Generally, approval will be given only during the "window period" following the announcement of quarterly earnings. The "window period" is the period beginning the third business day after such an announcement and ending on the close of business on the last calendar day of the quarter.
The Board of Directors may establish additional guidelines for the use of any 10b5-1 Plan as it deems necessary and appropriate.
8.The restrictions set forth in this Policy shall not apply to purchases of CMT stock through periodic, automatic payroll contributions to the the Core Molding Technologies, Inc. Employee Stock Purcahse Plan (“ESPP”). However, electing to enroll in the ESPP, making any changes in your elections under the ESPP and selling any Company stock acquired under the ESPP are subject to trading restrictions under this Policy.
9.This Policy continues to apply to transactions in CMT securities even after termination of service to CMT. If such person is in possession of material nonpublic information when his or her service terminates, that person may not trade in CMT securities until that information has become public or is no longer material.

10.The Chairman of the Board, President and/or Chief Financial Officer of CMT or their delegate will consult with legal counsel in the case of any questions on trading restrictions.
11.Any person who is uncertain as to the interpretation of the Policy set forth herein, either generally or in its application to any specific situation, should contact the office of the Chairman of the Board, President or Chief Financial Officer of CMT.

Violation of this Policy will be considered by the Board of Directors and management to be a serious breach of conduct and may result in disciplinary action.
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